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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment NO. 1)

                        STATE AUTO FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   85570710500
                      (CUSIP Number of Class of Securities)

                             F. Ronald O'Keefe, Esq.
                             Hahn Loeser & Parks LLP
                                  3300 BP Tower
                                200 Public Square
                           Cleveland, Ohio 44114-2301
                                 (216) 621-0150


                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                   MAY 29,2003

             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].



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CUSIP No. 85570710500

1.    NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

      GREGORY M. SHEPARD

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]


3.    SEC USE ONLY


4.    SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [ X ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA

NUMBER OF SHARES                     7.      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                2,000,000
REPORTING PERSON
WITH                                 8.      SHARED VOTING POWER

                                             -0-

                                     9.      SOLE DISPOSITIVE POWER

                                             2,000,000

                                     10.     SHARED DISPOSITIVE POWER

                                             -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.11%

14.   TYPE OF REPORTING PERSON

      IN



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                                 SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D is filed on behalf of Gregory M. Shepard, an individual, for the purpose of updating Items 4-7 hereof with respect to his shares of common stock, no par value ("Shares") of State Auto Financial Corporation ("STFC").

ITEM  4. PURPOSE OF TRANSACTION.


Item 4 is hereby amended to add the following:

In late December 2002, the Filing Person contacted the Ohio Department of Insurance ("ODI") regarding the procedures for forming an Ohio mutual property and casualty insurance company. On January 22, 2003 the Filing Person engaged the Columbus, Ohio office of the law firm of Thompson Hine LLP ("Thompson Hine") for assistance in the formation and licensing of an Ohio mutual property and casualty insurance company. Since January 2003 the Filing Person and Thompson Hine have had numerous discussions and have met with the ODI. On February 27, 2003 Thompson Hine reserved the name Mid-West Mutual Insurance Company ("Mid-West") with the Ohio Secretary of State for a period of 180 days. On March 13, 2003 the Filing Person pursuant to Ohio Revised Code Section 3925.12(A)(1), deposited $250,000 into an Escrow Account with Sky Trust & Investment Management Services of Columbus, Ohio as a prerequisite to the incorporation of Mid-West and the filing of Mid-West's Uniform Certificate of Authority Application ("UCAA") with the ODI. On April 10, 2003 Thompson Hine, on behalf of the Filing Person met with the ODI to discuss the draft of Mid-West's UCAA which had been prepared. The filing and approval of the UCAA is necessary in order for Mid-West to become licensed as an Ohio mutual property and casualty insurance company pursuant to Ohio Revised Code Section 3925.12(A)(1).

Mid-West's draft UCAA disclosed the following information: the company was currently considering the financing sources available to it regarding an offer to negotiate a merger with State Automobile Mutual Insurance Company ("State Auto"); the company was being formed for the specific purpose of entering into a statutory merger with State Auto; the company did not intend to be licensed unless an agreement to merge with State Auto could be successfully negotiated; assuming a merger agreement with State Auto was successfully negotiated, it was anticipated that Mid-West would not be the surviving entity and that as a result it did not anticipate writing any insurance policies. The Filing Person has not filed the draft UCAA with the ODI, and makes no representations that additional efforts to complete or file Mid-West's UCAA will result in the ODI licensing Mid-West.



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On May 22, 2003, the Filing Person and his brother Tracy M. Shepard who each own
50% of American Union Insurance Company ("AUIC") entered into a Confidential Letter of Intent to sell AUIC. The Letter of Intent is non-binding. A binding commitment with respect to such transaction will exist only upon the execution and approval of a definitive agreement. The Filing Person makes no representations that the AUIC sale will be completed. Should a sale of AUIC be consummated, part or all of the proceeds from such sale could be available to the Filing Person or his affiliates for use in connection with a potential STFC acquisition. To date, the Filing Person has not made a determination of whether any such proceeds will be used in this manner.

On May 29, 2003, the Filing Person signed a letter engaging Jefferies & Company, Inc. ("Jefferies") on an exclusive basis to render financial advisory and investment banking services in connection with the evaluation of strategic and financial alternatives regarding STFC and its affiliates including State Auto. Jefferies pursuant to the engagement letter on May 29, 2003 delivered to the Filing Person a letter indicating they were highly confident in their ability to arrange the Financing of Notes in an aggregate principal amount of up to $400 million subject to a number of conditions. This reference to the highly confident letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter. A copy of the letter is filed as Exhibit 7.3 hereto, and is incorporated herein by reference.

On May 29, 2003, the Filing Person sent a letter (attached as Exhibit 7.4) to the Board of Directors of State Auto and the Board of Directors of STFC proposing to negotiate a transaction whereby, subject to successful formation and regulatory approval of Mid-West and completion of customary due diligence by Mid-West and its financing sources, Mid-West would first merge with and into State Auto. State Auto and a wholly owned to be formed Ohio acquisition corporation would then immediately commence a tender offer for STFC's 10,896,332 public shares (other than the Filing Person's shares as of March 31, 2003) for $27.50 per share (the "Proposed Transaction"). Subject to the negotiation of terms with STFC, the Filing Person would agree not to tender his shares in the public tender offer but instead would exchange his 2,000,000 shares of STFC common stock for $55,000,000 of STFC preferred stock with no maturity or cash dividend requirements. In addition, the Filing Person would require STFC to make every effort to enter into agreements to terminate all of its outstanding stock options at $27.50 per share. A press release (attached as Exhibit 7.5) describing the letter and its contents was issued on the same day.

This summary of the letter and the press release does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter and the press release. A copy of the letter and the press release are filed as
Exhibit 7.4 and 7.5 hereto, respectively and are incorporated herein by reference.



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ITEM  5. INTEREST IN SECURITIES OF THE ISSUER.


      a) As of the date of this amendment, the Filing Person may be deemed to beneficially own, in the aggregate, 2,000,000 Shares, representing approximately 5.11% of the Issuer's outstanding Shares (based upon the 39,166,472 Shares stated to be outstanding as of May 5, 2003 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on May 13, 2003).

      b) The Filing Person has sole voting power and sole dispositive power with respect to 2,000,000 Shares.

      c) The Filing Person has made no purchases or sales with respect to Shares during the past sixty (60) days.

ITEM  6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH


The Filing Person has entered into an engagement letter with Jefferies. Except as described herein, the Filing Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. It is the intention of the Filing Person to exchange his current ownership interest in the Company for preferred stock from the Company.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS.


7.3   Jefferies & Company, Inc. Highly Confident Letter

7.4   Letter to Board of Directors of State Auto and Board of Directors of STFC


7.5   Press Release



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                                  SCHEDULE 13D

                                 SIGNATURE PAGE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 29,2003


/s/ Gregory M. Shepard
-----------------------
Gregory M. Shepard




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                                  EXHIBIT INDEX

7.3   Jefferies & Company, Inc. Highly Confident Letter

7.4   Letter to Board of Directors of State Auto and Board of Directors of STFC

7.5   Press Release


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